UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

HALLADOR PETROLEUM COMPANY

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

406092 20 5

(CUSIP Number)

David C. Hardie

555 Dale Drive

Incline Village, NV 89451

(775) 831-2272

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 24, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	406092 20 5
1.	Names of Reporting Persons. Hallador Alternative Assets Fund LLC I.R.S. Identification Nos. of above persons (entities only).	20-1064809
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Nevada
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power.	2,429,014
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	2,429,014
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,429,014
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions	☐
13.	Percent of Class Represented by Amount in Row (11)	19.96%
14.	Type of Reporting Person (See Instructions)	OO(1)

(1) Limited Liability Company

1.	Names of Reporting Persons. Hallador Investment Advisors Inc. I.R.S. Identification Nos. of above persons (entities only).	20-1067386
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	2,429,014
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	2,429,014
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,429,014
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	19.96%
14.	Type of Reporting Person (See Instructions)	CO

1.	Names of Reporting Persons. Silvertip Management LLC. I.R.S. Identification Nos. of above persons (entities only).	20-1406481
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	2,429,014
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	2,429,014
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,429,014
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	19.96%
14.	Type of Reporting Person (See Instructions)	OO(1)

(1) Limited Liability Company

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	David C. Hardie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐

3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	.3,550,370
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,550,370
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,550,370
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	29.18%
14.	Type of Reporting Person (See Instructions)	IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).	Steven Hardie
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	☐ ☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)...........	N/A
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power	0
	8 Shared Voting Power	2,727,329
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	2,727,329
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,727,329

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11	22.41%
14.	Type of Reporting Person (See Instructions)	IN

Item 1. Security and Issuer.

This statement relates to shares of Common Stock, $0.01 par value (the "Shares") of Hallador Petroleum Company, a Colorado corporation (the "Issuer"). The address of the Issuer's principal executive office is 1660 Lincoln Street, Suite 2700, Denver, Colorado 80264.

Item 2. Identity and Background.

a.	Name of Person Filing:

(i)

Hallador Alternative Assets Fund LLC, a limited liability company organized under the laws of the State of Delaware. Hallador Alternative Assets Fund ("HAAF") is a private equity investment fund directed or controlled by its managing members, Silvertip Management LLC, David C. Hardie and Steven Hardie.

(ii)

Hallador Investment Advisors, Inc., a corporation organized under the laws of the state of Delaware (“HIA”). HIA manages Hallador Equity Fund, Hallador Fixed Income Fund, Hallador Alternative Assets Fund LLC and Harco Investors. HIA is the investment advisor to Hallador Alternative Assets Fund LLC and as such, has voting and dispositive power with respect to the investments of Hallador Alternative Assets Fund.

(iii)

Silvertip Management LLC, a limited liability company organized under the laws of the state of Delaware (“Silvertip”). Silvertip is a Managing Member and General Partner of Hallador Alternative Assets Fund LLC and as such, has voting and dispositive power with respect to the investments of Hallador Alternative Assets Fund.

(iv)

David C. Hardie is a United States citizen. He is President of HIA and Managing Member of Hallador Alternative Assets Fund LLC. Additionally he serves as a director and partner of other private equity entities that are owned by members of his family. As a result of the foregoing, Mr. David Hardie may be deemed beneficially to own the securities of the Issuer owned by HAAF.

(iv)

Steven Hardie is a United States citizen. He is Vice President of HIA, Managing Member of Silvertip and Managing Member of Hallador Alternative Assets Fund LLC. Additionally he serves as a director and partner of other private equity entities that are owned by members of his family. As a result of the foregoing, Mr. Steven Hardie may be deemed beneficially to own the securities of the Issuer owned by HAAF.

b.	Residence or Business Address:

(i)	The address of Hallador Alternative Assets Fund is 555 Dale Drive, Incline Village, NV 89451.
(ii)	The address of HIA is 555 Dale Dr., Incline Village, NV 89451.
(iii)	The address of Silvertip is 555 Dale Dr., Incline Village, NV 89451.
(iv)	The address of Mr. David Hardie is 555 Dale Drive, Incline Village, NV 89451.

(v)	The address of Mr. Steven Hardie is 555 Dale Drive, Incline Village, NV 89451.

c.	None of the Reporting Persons, within the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

d.

None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As of March 24, 2006 David C. Hardie and Steven Hardie, as nominee holders, initiated a transfer of 2,201,742 Shares to Hallador Alternative Assets Fund LLC, 823,041 Shares to Robert C. Hardie, L.P., 22,971 Shares to Marilyn Hardie Separate Property Trust and 298,315 Shares to Hallador, Inc., all without consideration. Messrs. Hardie were authorized to manage and control the disposition of such Shares pursuant to an Assignment and Nominee Agreement dated December 1, 1997, as amended March 15, 2002 (“Nominee Agreement”). Messrs. Hardie are (i) the managing members of Hallador Alternative Assets Fund LLC and also directly or indirectly control its holdings, (ii) the Directors of Hallador, Inc., and are deemed to directly or indirectly control its holdings, (iii) Mr. David Hardie is an executive officer of Browns Valley, Inc., which is deemed to directly or indirectly control the holdings of Robert C. Hardie, L.P., as its General Partner.

On February 14, 2005, Hallador Alternative Assets Fund LLC entered into a Subscription Agreement with the Issuer in a private placement transaction for the purchase of 227,272 Shares at a price of $2.20 per Share, or an aggregate of $499,998.40. Hallador Alternative Assets Fund LLC purchased the Shares from its source of available working capital.

Item 4. Purpose of the Transaction.

As of March 24, 2006 Messrs. Hardie initiated the transfer of 2,201,742 Shares to Hallador Alternative Assets Fund LLC, in accordance with the management and disposition control provisions set forth in the Nominee Agreement, for asset management purposes. On February 14, 2006, Hallador Alternative Assets Fund LLC purchased said 227,272 Shares pursuant to that certain Subscription Agreement for investment purposes incidental to the operations of the Issuer.

Subject to ongoing evaluation, except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

(a)         The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)         Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)         Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	(i) Hallador Alternative Assets Fund LLC beneficially owns 2,429,014 Shares, or 19.96% of the Shares.
(ii)

The amount of Shares considered to be beneficially owned by HIA by reason of its voting and dispositive powers with respect to Hallador Alternative Assets Funds investments is 2,429,014 Shares, or 19.96% of the Shares.

(iii)

The amount of Shares considered to be beneficially owned by Silvertip by reason of its voting and dispositive powers with respect to Hallador Alternative Assets Funds investments is 2,429,014 Shares, or 19.96% of the Shares.

(iv)

Mr. David Hardie, by reason of being President of HIA and Managing Member of Hallador Alternative Assets Fund LLC, may also be deemed to beneficially own such 2,429,014 Shares. Additionally, Mr. Hardie is an executive officer of Browns Valley, Inc., which is deemed to directly or indirectly control the holdings of Robert C. Hardie, L.P., as its General Partner or 823,041 Shares. Further, as a director of Hallador Inc., he may be deemed to directly or indirectly control its holdings, or 298,315 Shares.

(v)

Mr. Steven Hardie, by reason of being Vice President of HIA and Managing Member of Hallador Alternative Assets Fund LLC, may also be deemed to beneficially own such 2,429,014 Shares. Additionally, as a director of Hallador, Inc., Mr. Hardie may be deemed to directly or indirectly control its holdings, or 298,315 Shares.

(b)

The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Hallador Alternative Assets Fund LLC	0	0	2,429,014
Hallador Investment Advisors, Inc.	0	0	2,429,014
Silvertip Management LLC	0	0	2,429,014
David C. Hardie	0	0	3,550,370
Steven Hardie	0	0	2,727,329

(c)	For the information describing transactions of the Reporting Persons’ Shares within the last sixty (60) days, see Item 3 above.

(d)	(i) Hallador Alternative Assets Fund LLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 2,429,014 Shares.
(ii)

Hallador Investment Advisors, having beneficial ownership over 2,429,014 Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 2,429,014 Shares.

(iii)

Silvertip Management LLC, having beneficial ownership over 2,429,014 Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 2,429,014 Shares.

(iv)

Mr. David C. Hardie, being deemed to have beneficial ownership over 3,550,370 Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 3,550,370 Shares.

(v)

Mr. Steven Hardie, being deemed to have beneficial ownership over 2,727,329 Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 2,727,329 Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the transactions stated in Item 3 above.

Item 7. Materials to be Filed as Exhibits.

Exhibit A – Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2006	Hallador Alternative Assets Fund LLC

/s/ David C. Hardie

By: David C. Hardie
Its: Managing Member

Dated: June 23, 2006	Hallador Investment Advisors, Inc.

/s/ David C. Hardie

By: David C. Hardie
Its: President

Dated: June 23, 2006	Silvertip Management LLC

/s/ Steven Hardie
By: Steven Hardie
Its: Managing Member

Dated: June 23, 2006	David C. Hardie

/s/ David C. Hardie

By: David C. Hardie

Dated: June 23, 2006	Steven Hardie

/s/ Steven Hardie

By: Steven Hardie

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 23, 2006	Hallador Alternative Assets Fund LLC

/s/ David C. Hardie

By: David C. Hardie
Its: Managing Member

Dated: June 23, 2006	Hallador Investment Advisors, Inc.

/s/ David C. Hardie

By: David C. Hardie
Its: President

Dated: June 23, 2006	Silvertip Management LLC

/s/ Steven Hardie

By: Steven Hardie
Its: Managing Member

Dated: June 23, 2006	David C. Hardie
/s/ David C. Hardie

By: David C. Hardie

Dated: June 23, 2006	Steven Hardie

/s/ Steven Hardie

By: Steven Hardie